SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

August 10, 2015

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

2Q15 Earnings Release

Banco Macro Announces Results for the Second Quarter of 2015

Buenos Aires, Argentina, August 10, 2015 – Banco Macro S.A. (NYSE: BMA; BCBA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the second quarter ended June 30, 2015 (“2Q15”). All figures are in Argentine pesos (Ps.) and have been prepared in accordance with Argentine GAAP.

Summary

• The Bank’s net income totaled Ps.822.7 million in 2Q15. This result was 12% higher than the Ps.732.7 million posted in the second quarter of 2014 (“2Q14”) and 26% lower than the Ps.1.1 billion reported in the first quarter of 2015 (“1Q15”). In 2Q15, the annualized return on average equity (“ROAE”) and the annualized return on average assets (“ROAA”) were 25.8% and 4%, respectively.

• In 2Q15, Banco Macro’s financing to the private sector grew 7% or Ps.3.4 billion quarter over quarter (“QoQ”) totaling Ps.51.5 billion. Among commercial loans, other loans (prefinancing and export financing), pledge loans and documents (mainly productive investments loans with pledge guarantee according to Communication “A” 5319, “A” 5380, “A” 5449, “A” 5516, “A” 5600 and “A” 5681 and it´s corresponding modifications of BCRA), grew 20%, 16% and 13% QoQ, respectively. Meanwhile within consumer loans, personal loans and credit cards rose 10% and 7% QoQ, respectively.

• In 2Q15, Banco Macro’s total deposits grew 11% QoQ, totaling Ps.64.6 billion and representing 86% of the Bank’s total liabilities. Private sector deposits grew 11% QoQ.

• Banco Macro continued showing a strong solvency ratio, with excess capital of Ps.6.1 billion (22.4% capitalization ratio). In addition, the Bank’s liquid assets remained at an adequate level, reaching 40.2% of its total deposits in 2Q15.

• In 2Q15, the Bank’s non-performing to total financing ratio was 1.92% and the coverage ratio reached 131.23%.

2Q15 Earnings Release Conference Call Tuesday, August 11, 2015 Time: 11:00 a.m. Eastern Time | 12:00 p.m. Buenos Aires Time

IR Contacts in Buenos Aires:

Jorge Scarinci

Finance & IR Manager

Ines Lanusse
Investor Relations Officer

Phone: (54 11) 5222 6682

E-mail: investorelations@macro.com.ar

Visit our website at: www.ri-macro.com.ar

To participate, please dial:

Argentine Participants: (0800) 444 2930

U.S. Participants: +1 (877) 317 6776

Participants from outside the U.S.:

+1 (412) 317 6776

Conference ID: Banco Macro

Webcast: click here

Webcast Replay: click here Available from 8/11/2015 through 8/25/2015

With the presence of: Jorge Pablo Brito (Member of the Executive Committee), Guillermo Goldberg (Commercial Deputy General Manager), Jorge Scarinci (Finance and IR Manager) and Ines Lanusse (Investor Relations Officer).

2Q15 Earnings Release

Disclaimer

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

2

2Q15 Earnings Release

Results

Earnings per outstanding share were Ps.1.41 in 2Q15, 12% higher than in 2Q14´s levels and 26% lower than 1Q15.

EARNINGS PER SHARE	MACRO consolidated					Variation
In MILLION $	II 14	III 14	IV 14	I 15	II 15	Quarterly	Annualy

Net income (M $)	732.6	985.5	575.0	1,114.2	822.7	-26%	12%
Average shares outstanding (M)	584.5	584.5	584.5	584.5	584.5	0%	0%
Average shares in portfolio (M)	10.0	10.0	8.4	0.0	0.0	0%	-100%
Average shares issued (M)	594.5	594.5	592.9	584.5	584.5	0%	-2%
Book value per issued share ($)	16.71	18.36	19.38	21.57	21.91	2%	31%
Earnings per outstanding share ($)	1.25	1.69	0.98	1.91	1.41	-26%	12%

Book value per issued ADS (USD)	20.54	21.69	22.66	24.45	24.11	-1%	17%
Earnings per outstanding ADS (USD)	1.54	1.99	1.15	2.16	1.55	-1%	17%

Banco Macro’s 2Q15 net income of Ps.822.7 million was 12% or Ps.90 million higher year over year (“YoY”) and 26% or Ps.291.5 million lower than the previous quarter. In 2Q15, the annualized return on average equity (“ROAE”) and the annualized return on average assets (“ROAA”) were 25.8% and 4%, respectively.

The operating result for 2Q15 was Ps.1.2 billion increasing 16% or Ps.165.9 million YoY and decreasing 34% or Ps.640.9 million in comparison with 1Q15. Had income from government and private securities and guaranteed loans (including CER) been excluded, such decrease would have been only 1% or Ps.8.8 million lower QoQ and 57% or Ps.269.3 million higher YoY.

It is important to emphasize that this result was obtained with the leverage of 6.9x assets to equity ratio.

INCOME STATEMENT	MACRO consolidated					Variation
In MILLION $	II 14	III 14	IV 14	I 15	II 15	Quarterly	Annualy

Net financial income	1,722.2	2,121.8	1,792.7	2,694.7	2,117.1	-21%	23%
Provision for loan losses	-167.7	-151.5	-214.4	-201.7	-217.3	8%	30%
Net fee income	828.0	927.6	930.2	968.9	1,073.7	11%	30%
	2,382.5	2,897.9	2,508.5	3,461.9	2,973.5	-14%	25%
Administrative expenses	-1,314.2	-1,396.6	-1,565.5	-1,586.8	-1,739.3	10%	32%
Operating result	1,068.3	1,501.3	943.0	1,875.1	1,234.2	-34%	16%
Minority interest in subsidiaries	-5.3	-5.9	-5.5	-7.7	-8.8	14%	66%
Net other income	59.2	54.9	-47.0	-81.5	65.0	-180%	10%
Net income before income tax	1,122.1	1,550.3	890.6	1,785.9	1,290.4	-28%	15%
Income tax	-389.4	-564.8	-315.6	-671.7	-467.7	-30%	20%
NET INCOME	732.7	985.5	575.0	1,114.2	822.7	-26%	12%

The Bank’s 2Q15 financial income totaled Ps.4.2 billion, increasing 20% (Ps.708.2 million) compared to 2Q14 quarter and decreasing 9% (Ps.389.5 million) compared to the previous quarter.

Interest on loans represented 85% of total financial income in 2Q15. Interest on loans was 7% or Ps.223.4 million higher than 1Q15’s level due to 6% higher average volume of the loan portfolio. On an annual basis, interest on loans grew 27% or Ps.757.7 million.

3

2Q15 Earnings Release

In 2Q15, net income from government and private securities decreased 56% or Ps.622 million QoQ mainly due to lower income from government and private securities, caused by the decreased in market prices. On an annual basis, net income from government and private securities also decreased 15% or Ps.83.8 million.

Also in this quarter, a decrease of 62% or Ps.10.1 million in income from Guaranteed Loans and in CER Adjustment was observed. On an annual basis, income from Guaranteed Loans and in CER Adjustment also decreased 76% or Ps.19.6 million.

Income from differences in quoted prices of gold and foreign currency increased 10% or Ps.7.4 million QoQ due to the revaluation of government securities denominated in US dollars and higher FX position revaluation caused by the gradual depreciation of the Argentine Peso. On an annual basis, an increase of 142% or Ps.50 million was experienced.

Other financial income increased 29% or Ps.11.8 million compared to 1Q15 mainly due to higher premiums on reverse repurchase agreements and prefinancing and export financing interests. On an annual basis, an increase of 7% or Ps.3.4 million was experienced.

FINANCIAL INCOME	MACRO consolidated					Variation
In MILLION $	II 14	III 14	IV 14	I 15	II 15	Quarterly	Annualy

Interest on cash and due from banks	0.0	0.0	0.0	0.0	0.1	0%	0%
Interest on loans to the financial sector	28.5	10.0	12.6	20.0	22.2	11%	-22%
Interest on overdrafts	352.2	340.9	293.4	350.2	309.3	-12%	-12%
Interest on documents	244.0	216.2	252.2	248.9	259.8	4%	6%
Interest on mortgages loans	123.5	120.3	123.6	120.6	124.3	3%	1%
Interest on pledges loans	64.5	67.8	79.8	83.6	94.7	13%	47%
Interest on credit cards loans	466.3	497.4	558.3	603.4	667.7	11%	43%
Interest on financial leases	19.7	18.6	17.7	18.8	19.3	3%	-2%
Interest on other loans	1,493.4	1,567.1	1,743.2	1,880.9	2,052.5	9%	37%
Net Income from government & private securities (1)	567.2	761.1	374.9	1,105.4	483.4	-56%	-15%
Interest on other receivables from financial interm.	0.7	0.5	1.4	1.3	1.1	-15%	57%
Income from Guaranteed Loans - Decree 1387/01	6.3	6.7	6.9	7.1	5.1	-28%	-19%
CER adjustment	19.6	11.6	10.2	9.3	1.2	-87%	-94%
CVS adjustment	0.1	0.1	0.2	0.0	0.1	0%	0%
Difference in quoted prices of gold and foreign currency	35.1	82.0	31.6	77.7	85.1	10%	142%
Other	49.6	52.5	36.8	41.2	53.0	29%	7%
Total financial income	3,470.7	3,752.8	3,542.8	4,568.4	4,178.9	-9%	20%

(1) Net Income from government & private securities
LEBAC / NOBAC	461.3	566.7	506.7	353.1	599.1	70%	30%
Other	105.9	194.4	-131.8	752.3	-115.7	-115%	-209%
Total	567.2	761.1	374.9	1,105.4	483.4	-56%	-15%

The Bank’s 2Q15 financial expense totaled Ps.2.1 billion, increasing 10% (Ps.188.1 million) compared to the previous quarter and increasing 18% (Ps.313.3 million) compared to 2Q14.

In 2Q15, interest on deposits represented 77% of the Bank’s total financial expense. Interest on deposits increased 13% or Ps.178.1 million QoQ due to an increase of 11% of average volume of deposits. On a yearly basis, interest on deposits grew 10% or Ps.149.8 million.

In 2Q15 the Contribution to Deposit Guarantee Fund increased 8% or Ps.7.2 million in line with deposit growth. On a yearly basis, the result was 3 times higher or Ps.80 million mainly due to the October 2014 normative modification.

Other financial expense just grew 1% or Ps.3.2 million QoQ and 34% or Ps.80.5 million YoY.

4

2Q15 Earnings Release

FINANCIAL EXPENSE	MACRO consolidated					Variation
In MILLION $	II 14	III 14	IV 14	I 15	II 15	Quarterly	Annualy

Interest on checking accounts	0.2	0.2	0.0	0.0	0.0	0%	-100%
Interest on saving accounts	12.1	12.5	13.6	14.1	15.5	10%	28%
Interest on time deposits	1,421.5	1,280.3	1,315.0	1,391.4	1,568.1	13%	10%
Interest on interfinancing received loans	0.0	0.3	0.9	3.1	1.4	-55%	0%
Interest on subordinated bonds	29.1	30.6	31.5	31.9	32.5	2%	12%
Other Interest	0.8	0.8	0.7	0.7	0.7	0%	-13%
Interest on other liabilities from fin intermediation	23.3	24.1	22.2	22.4	23.1	3%	-1%
CER adjustment	2.8	1.7	1.5	1.2	1.4	17%	-50%
Contribution to Deposit Guarantee Fund	20.2	21.6	90.2	93.0	100.2	8%	396%
Other	238.5	258.9	274.5	315.9	318.9	1%	34%
Total financial expense	1,748.5	1,631.0	1,750.1	1,873.7	2,061.8	10%	18%

As of 2Q15, the Bank’s net interest margin was 17.6%, lower than the 20.8% posted in 1Q15 but wider than the 15.2% posted in 2Q14. Had income from government and private securities and guaranteed loans been excluded, the Bank’s net interest margin would have been 15.6% in 2Q15, only 30bp lower than the 15.9% posted in 1Q15 and wider than the 14.2% posted in 2Q14.

ASSETS & LIABILITIES PERFORMANCE	MACRO consolidated
In MILLON $	II14		III14		IV14		I15		II15
Yields & rates in annualized nominal %	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT

Interest-earning assets
Goverment Securities	11,524.7	18.4%	13,004.5	21.2%	11,517.9	19.8%	9,944.3	33.5%	14,420.0	15.2%
Loans	38,908.0	29.0%	39,220.9	28.9%	41,796.5	29.4%	45,633.1	29.7%	48,151.7	29.6%
Private Sector	38,275.2	29.0%	38,613.0	29.0%	41,219.3	29.5%	45,088.3	29.8%	47,637.1	29.8%
Public Sector	632.8	32.0%	607.9	25.4%	577.2	22.0%	544.8	20.5%	514.6	11.7%
Financial trusts	393.8	26.3%	364.7	24.5%	227.8	36.2%	225.7	23.5%	250.7	24.2%
Other interest-earning assets	2,664.5	11.5%	2,228.3	14.2%	2,773.0	-26.0%	3,125.3	40.7%	3,358.4	-3.2%
Total interest-earning assets	53,491.0	25.9%	54,818.4	26.5%	56,315.2	24.7%	58,928.4	30.9%	66,180.8	24.8%

Non interest-earning assets	14,876.5		15,478.6		16,866.7		17,046.2		16,261.1
Total Average Assets	68,367.5		70,297.0		73,181.9		75,974.6		82,441.9

Interest-bearing liabilities
Checking accounts (*)	1,546.6	0.0%	1,413.1	0.1%	1,397.1	0.0%	1,426.2	0.0%	1,743.4	0.0%
Saving accounts (*)	7,484.6	0.7%	8,458.2	0.6%	9,030.4	0.6%	9,796.6	0.6%	10,422.0	0.6%
Time deposits (*)	25,912.7	22.0%	26,107.6	19.5%	26,524.6	19.7%	27,231.9	20.7%	30,389.7	20.7%
Corporate Bonds	2,065.3	9.2%	2,127.3	9.2%	2,183.1	9.3%	2,227.6	9.4%	2,294.8	9.2%
BCRA	15.7	8.8%	14.3	8.8%	13.2	8.5%	11.5	8.6%	10.1	8.6%
Other interest-bearing liabilities	487.0	6.5%	625.4	7.1%	186.1	16.1%	209.5	15.2%	202.4	12.2%
Total interest-bearing liabilities	37,511.9	15.9%	38,745.9	13.9%	39,334.5	14.0%	40,903.3	14.5%	45,062.4	14.6%

Non interest-bearing liabilities
Demand deposits (*)	15,361.2		17,373.9		18,462.5		19,156.9		20,740.5
Other non interest-bearing libilities	15,494.4		14,177.2		15,385.0		15,914.4		16,639.0
Total non interest-bearing liabilities	30,855.6		31,551.1		33,847.4		35,071.3		37,379.5

Total Average Liabilities	68,367.5		70,297.0		73,181.9		75,974.6		82,441.9

(*) The average cost of funds is calculated only considering deposits with and without interest-bearnig cost.

In 2Q15, Banco Macro’s net fee income totaled Ps.1.1 billion, 11% or Ps.104.8 million higher than 1Q15, and 30% or Ps.245.7 million higher than 2Q14. This growth was mainly driven by fee charges on deposit accounts and debit and credit card fees which increased 11% and 10%, respectively. On a yearly basis, the same type of fees stand out, growing 28% and 38%, respectively.

5

2Q15 Earnings Release

NET FEE INCOME	MACRO consolidated					Variation
In MILLION $	II 14	III 14	IV 14	I 15	II 15	Quarterly	Annualy

Fee charges on deposit accounts	678.0	750.9	747.9	779.7	866.3	11%	28%
Debit and credit card fees	267.8	296.7	343.7	336.6	369.2	10%	38%
Other fees related to foreign trade	16.2	17.3	19.0	18.5	27.4	48%	69%
Credit-related fees	20.2	26.0	28.7	21.0	35.5	69%	76%
Lease of safe-deposit boxes	20.5	22.0	22.5	22.0	22.3	1%	9%
Other	110.5	126.6	122.1	130.8	137.2	5%	24%
Total fee income	1,113.2	1,239.5	1,283.9	1,308.6	1,457.9	11%	31%

Total fee expense	285.2	311.9	353.7	339.7	384.2	13%	35%

Net fee income	828.0	927.6	930.2	968.9	1,073.7	11%	30%

In 2Q15 Banco Macro’s administrative expenses reached Ps.1.7 billion, 10% or Ps.152.5 million higher than the previous quarter mainly due to higher personnel expenses and other operating expenses. Administrative expenses increased 32% or Ps.425.1 million YoY due to an increase in personnel expenses (mainly higher salaries and other concepts) and other operating expenses.

Personnel expenses grew 11% or Ps.106 million QoQ, basically due to the retroactive payment for salary increases agreed with the Unions in June 2015 and for the underestimation of the provision for salary increases accounted in the previous quarter. Personal expenses increased 42% or Ps.308.4 million compared to 2Q14.

As of June 2015, the accumulated efficiency ratio reached 48.5%, deteriorating from the 43.3% posted in 1Q15. Accumulated administrative expenses grew 31% as of 2Q15, while net financial income and net fee income grew 19% as a whole, evidencing the deterioration of the accumulative efficiency ratio.

ADMINISTRATIVE EXPENSES	MACRO consolidated					Variation
In MILLION $	II 14	III 14	IV 14	I 15	II 15	Quarterly	Annualy

Personnel expenses	743.1	820.1	929.9	945.5	1,051.5	11%	42%
Directors & statutory auditors´fees	58.7	11.7	21.8	52.0	42.9	-18%	-27%
Other professional fees	50.1	46.1	46.5	46.9	53.4	14%	7%
Advertising & publicity	26.8	31.8	48.8	37.8	28.9	-24%	8%
Taxes	82.1	84.7	87.8	88.7	105.5	19%	29%
Depreciation of equipment	31.9	33.1	35.3	38.5	42.8	11%	34%
Amortization of organization costs	29.8	31.6	33.7	35.0	36.2	3%	21%
Other operating expenses	191.3	216.2	225.5	221.5	239.4	8%	25%
Other	100.4	121.3	136.2	120.9	138.7	15%	38%
Total Administrative Expenses	1,314.2	1,396.6	1,565.5	1,586.8	1,739.3	10%	32%

Total Employees	8,701	8,688	8,693	8,686	8,721	0%	0%
Branches	431	431	434	435	435	0%	1%
Efficiency ratio	40.8%	43.4%	57.5%	43.3%	54.5%

Accumulated efficiency ratio	44.0%	44.6%	47.7%	43.3%	48.5%

In 2Q15, the Bank’s net other income totaled a gain of Ps.65 million, increasing such positive result to Ps.146.5 million QoQ. This increase was based on the net effect resulting from a higher total other income (mainly tax return for Ps.49 million registered under “other”) of Ps.70.8 million and less total other expenses (less contingent liabilities for Ps.43 million, and less donations and administrative and disciplinary sanctions for Ps.21 million and Ps.13 million respectively) of Ps.75.7 million.

6

2Q15 Earnings Release

NET OTHER INCOME/LOSSES	MACRO consolidated					Variation
In MILLION $	II 14	III 14	IV 14	I 15	II 15	Quarterly	Annualy

Other Income
Penalty interest	14.3	20.1	13.8	15.2	19.8	30%	38%
Recovered loans and reversed allowances	32.8	29.5	43.6	25.8	29.5	14%	-10%
Other	55.6	56.8	22.9	19.2	81.7	326%	47%
Total Other Income	102.7	106.4	80.3	60.2	131.0	118%	28%

Other Expense
Charges for other receivables uncollectibility and other allowances (*)	14.2	7.5	8.3	12.5	56.7	354%	299%
Goodwill amortization	3.5	3.5	3.6	3.5	3.5	0%	0%
Other Expense (*)	25.8	40.5	115.4	125.7	5.8	-95%	-78%
Total Other Expense	43.5	51.5	127.3	141.7	66.0	-53%	52%

Net Other Income/Losses	59.2	54.9	-47.0	-81.5	65.0	180%	10%

(*) As of 1Q15, charges for contingent liabilities for Ps.43.5 million were included under "other expenses", while as of 2Q15, such charges were allocated under "charges for other receivables uncollectibility and other allowances"

In 2Q15, Banco Macro's effective income tax rate was 36.2%, compared to 37.6% in 1Q15.

Financial Assets

Private sector financing

The volume of “core” financing to the private sector (including loans, financial trust and leasing portfolio) totaled Ps.51.5 billion, increasing 7% or Ps.3.4 billion QoQ and 29% or Ps.11.6 billion YoY.

Within commercial loans, growth was driven by other loans (prefinancing and export financing), pledge loans and documents (mainly productive investments loans), which grew 20%, 16% and 13% QoQ, respectively.

The main growth in consumer loans was driven by personal loans and credit card loans which grew 10% and 7% QoQ, respectively.

Within financing to the private sector, productive investments loans reached Ps.5.2 billion in 2Q15, representing 10% of the total financing to the private sector.

FINANCING TO THE PRIVATE SECTOR	MACRO consolidated					Variation
In MILLION $	II 14	III 14	IV 14	I 15	II 15	Quarterly	Annualy

Overdrafts	4,692.4	5,152.0	3,385.6	5,670.1	4,458.4	-21%	-5%
Discounted documents	4,061.4	4,144.3	4,627.4	4,633.9	5,251.6	13%	29%
Mortgages loans	2,319.5	2,361.4	2,466.1	2,401.3	2,639.6	10%	14%
Pledges loans	1,513.3	1,688.3	1,857.1	1,924.2	2,230.1	16%	47%
Personal loans	14,051.5	15,040.5	16,120.9	17,243.9	18,890.4	10%	34%
Credit Card loans	7,298.7	7,447.4	9,189.5	9,702.8	10,423.8	7%	43%
Others	5,035.0	5,235.0	5,835.2	5,637.3	6,755.7	20%	34%
Total loan portfolio	38,971.8	41,068.9	43,481.8	47,213.5	50,649.6	7%	30%
Financial trusts	563.9	516.6	413.4	500.6	399.3	-20%	-29%
Leasing	376.2	360.6	383.7	391.5	416.5	6%	11%
Total financing to the private sector	39,911.9	41,946.1	44,278.9	48,105.6	51,465.4	7%	29%

7

2Q15 Earnings Release

Public Sector Assets

In 2Q15, the Bank’s public sector assets (excluding LEBAC / NOBAC) to total assets ratio was 4.6%, higher than the 4.4% posted in 1Q15 and higher than the 4.2% posted in 2Q14.

In 2Q15, government securities increased 35%, from which 78% are LEBAC from BCRA.

The Bank’s exposure to the public sector remained below the Argentine system’s average (10%).

PUBLIC SECTOR ASSETS	MACRO consolidated					Variation
In MILLION $	II 14	III 14	IV 14	I 15	II 15	Quarterly	Annualy

LEBAC / NOBAC B.C.R.A.	7,881.6	9,284.0	5,696.8	8,531.5	12,011.8	41%	52%
Other	2,227.7	2,726.2	2,873.8	2,894.9	3,400.1	17%	53%
Government securities	10,109.3	12,010.2	8,570.6	11,426.4	15,411.9	35%	52%
Guaranteed loans	383.8	396.4	407.7	418.0	417.6	0%	9%
Provincial loans	288.4	242.5	196.7	152.3	108.2	-29%	-62%
Government securities loans	0.0	1.5	0.0	0.0	0.0	0%	0%
Loans	672.2	640.4	604.4	570.3	525.8	-8%	-22%
Purchase of government bonds	23.4	24.0	24.2	24.7	25.2	2%	8%
Other receivables	23.4	24.0	24.2	24.7	25.2	2%	8%

TOTAL PUBLIC SECTOR ASSETS	10,804.9	12,674.6	9,199.2	12,021.4	15,962.9	33%	48%

TOTAL PUBLIC SECTOR LIABILITIES	43.3	42.1	40.4	38.4	55.6	45%	28%

Net exposure	10,761.6	12,632.5	9,158.8	11,983.0	15,907.3	33%	48%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC )	2,923.3	3,390.6	3,502.4	3,489.9	3,951.1	13%	35%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC) /TOTAL ASSETS	4.2%	4.7%	4.7%	4.4%	4.6%

Net exposure (net of LEBAC/NOBAC) / TOTAL ASSETS	4.2%	4.6%	4.6%	4.3%	4.5%

Funding

Deposits

Banco Macro’s deposit base totaled Ps.64.6 billion in 2Q15, growing 11% or Ps.6.2 billion QoQ and 26% or Ps.13.3 billion YoY and representing 86% of the Bank’s total liabilities.

On a quarterly basis, private sector deposits increased 11% or Ps.5.7 billion while public sector deposits grew 6% or Ps.512 million. Within private sector deposits, an increase in foreign currency deposits of 10% or USD49.3 million was observed, while peso deposits increased 11% or Ps.5.1 billion.

The increase in private sector deposits was led by transactional deposits, which grew 14% or Ps.3.2 billion QoQ. In addition, time deposits increased 11% or Ps.2.6 billion QoQ.

8

2Q15 Earnings Release

DEPOSITS	MACRO consolidated					Variation
In MILLION $	II 14	III 14	IV 14	I 15	II 15	Quarterly	Annualy

Public sector	9,203.6	10,178.9	8,570.1	8,712.0	9,224.0	6%	0%

Financial sector	27.6	29.2	38.7	30.1	28.9	-4%	5%

Private sector	42,047.1	42,943.4	46,107.8	49,655.8	55,322.2	11%	32%
Checking accounts	10,003.8	10,419.5	11,896.3	12,047.9	12,831.0	6%	28%
Savings accounts	9,467.0	9,262.1	11,013.9	10,691.8	13,157.8	23%	39%
Time deposits	20,933.1	21,574.6	21,510.8	24,610.8	27,228.3	11%	30%
Other	1,643.2	1,687.2	1,686.8	2,305.3	2,105.1	-9%	28%
Total	51,278.3	53,151.5	54,716.6	58,397.9	64,575.1	11%	26%

Other sources of funds

In 2Q15, the total amount of other sources of funds increased 1% or Ps.205.1 million compared to 1Q15, as a result of a 2% or Ps.198.4 million increase (resulting from the net effect between the quarter result and the April 2015 Shareholders Meeting resolution to distribute cash dividends) in the shareholder’s equity, and for an increase in financing received from Banks and International institutions (Ps.73.9 million) which were partially offset with less financing received from Argentine financial institutions (Ps.123.2 million).

OTHER FUNDING	MACRO consolidated					Variation
In MILLION $	II 14	III 14	IV 14	I 15	II 15	Quarterly	Annualy

Central Bank of Argentina	22.8	18.8	17.0	16.1	15.5	-4%	-32%
Banks and international institutions	421.2	211.9	88.3	39.2	113.1	189%	-73%
Financing received from Argentine financial institutions	58.9	66.5	53.2	176.1	52.9	-70%	-10%
Subordinated corporate bonds	1,223.9	1,304.7	1,287.3	1,359.9	1,367.4	1%	12%
Non-subordinated corporate bonds	895.7	913.1	942.1	951.7	1,000.8	5%	12%
Shareholders´ equity	9,931.2	10,916.8	11,491.8	12,606.1	12,804.5	2%	29%
Total other Funding	12,553.7	13,431.8	13,879.7	15,149.1	15,354.2	1%	22%

As of June 2015 Banco Macro’s consolidated average cost of funds reached 10%. Banco Macro’s transactional deposits represented approximately 47% of its deposit base. These accounts are low cost and are not sensitive to interest rate increases.

Liquid Assets

In 2Q15, the Bank’s liquid assets amounted to Ps.25.9 billion, showing an increase of 12% or Ps.2.9 billion QoQ and an increase of 14% or Ps.3.2 billion on a yearly basis.

In 2Q15, Banco Macro experienced an increase in Calls and in Lebac/Nobac own portfolio of 57% and 42% QoQ, respectively, which were partially offset by a 5% decrease in Cash.

In 2Q15 Banco Macro’s liquid assets to total deposits ratio reached 40.2%.

9

2Q15 Earnings Release

LIQUID ASSETS	MACRO consolidated					Variation
In MILLION $	II 14	III 14	IV 14	I 15	II 15	Quarterly	Annualy

Cash	9,993.0	12,175.9	15,434.2	11,808.7	11,232.9	-5%	12%
Guarantees for compensating chambers	629.0	668.0	810.9	932.4	1,017.3	9%	62%
Call	778.0	333.4	105.0	391.0	613.9	57%	-21%
Reverse repos from other securities	102.4	277.7	117.9	80.2	93.4	16%	-9%
Reverse repos from LEBAC/NOBAC	3,543.0	436.5	307.5	1,541.9	1,152.9	-25%	-67%
LEBAC / NOBAC own portfolio	7,682.6	8,984.5	5,422.4	8,336.2	11,836.6	42%	54%
Total	22,728.0	22,876.0	22,197.9	23,090.4	25,947.0	12%	14%

Liquid assets to total deposits	44.3%	43.0%	40.6%	39.5%	40.2%

Solvency

Banco Macro continued showing high solvency levels in 2Q15 with an integrated capital (RPC) of Ps.12.7 billion over a total capital requirement of Ps.6.6 billion. Banco Macro´s excess capital in 2Q15 was 93% or Ps.6.1 billion.

The capitalization ratio (as a percentage of risk-weighted assets- RWA) was 22.4% in 2Q15, above the minimum required by the Central Bank.

The Bank´s aim is to make the best use of this excess capital.

MINIMUM CAPITAL REQUIREMENT	MACRO consolidated					Variation
In MILLION $	II 14	III 14	IV 14	I 15	II 15	Quarterly	Annualy

Credit risk requirement	3,516.8	3,609.7	3,991.7	4,336.5	4,673.1	8%	33%
Market risk requirement	212.1	270.0	388.1	452.2	449.3	-1%	112%
Operational risk requirement	1,113.5	1,201.4	1,278.0	1,370.8	1,467.7	7%	32%
Total capital requirement	4,842.4	5,081.1	5,657.9	6,159.5	6,590.1	7%	36%

Ordinary Capital Level 1 (COn1)	9,531.4	10,421.0	11,204.3	12,048.9	12,337.1	2%	29%
Deductible concepts COn1	-395.0	-407.3	-432.0	-446.7	-454.2	2%	15%
Aditional Capital Level 1 (CAn1)	366.8	366.8	366.8	321.0	321.0	0%	-13%
Capital level 2 (COn2)	392.3	414.9	441.5	476.7	509.8	7%	30%
Integrated capital - RPC (*) (i)	9,895.5	10,795.4	11,580.7	12,399.9	12,713.6	3%	28%

Risk-weighted assets - RWA (ii)	42,628.6	43,773.5	48,208.1	52,449.0	56,687.2	8%	33%

Excess capital	5,053.2	5,714.3	5,922.8	6,240.4	6,123.5	-2%	21%

Capitalization ratio [(i)/(ii)]	23.2%	24.7%	24.0%	23.6%	22.4%

Ratio TIER 1	22.3%	23.7%	23.1%	22.7%	21.5%

(*) Aditionally, the RPC of the Bank, acting as custodian of securties representing investments of FGS, must also exceed an equivalent of 0.25% of the total securities under custody, based in which, the Bank has successully fullfilled with this requirement.

Asset Quality

In 2Q15, Banco Macro’s non-performing to total financing ratio reached a level of 1.92% similar to the one posted in 1Q15.

The coverage ratio reached 131.23% in 2Q15.

The Bank is committed to continue working in this area to maintain excellent asset quality standards.

10

2Q15 Earnings Release

ASSET QUALITY	MACRO consolidated					Variation
In MILLION $	II 14	III 14	IV 14	I 15	II 15	Quarterly	Annualy

Commercial portfolio	17,384.5	16,923.7	16,310.1	18,780.0	20,228.1	8%	16%
Non-performing	298.6	235.0	330.3	388.6	451.6	16%	51%
Consumer portfolio	24,965.4	27,063.3	30,150.2	31,783.4	34,409.0	8%	38%
Non-performing	556.6	580.8	560.2	580.4	596.9	3%	7%
Total portfolio	42,349.9	43,987.0	46,460.3	50,563.4	54,637.1	8%	29%
Non-performing	855.2	815.8	890.5	969.0	1,048.5	8%	23%
Total non-performing/ Total portfolio	2.02%	1.85%	1.92%	1.92%	1.92%
Total allowances	1,138.0	1,131.4	1,205.0	1,278.5	1,375.9	8%	21%
Coverage ratio w/allowances	133.07%	138.69%	135.32%	131.94%	131.23%

11

2Q15 Earnings Release

CER Exposure and Foreign Currency Position

CER EXPOSURE	MACRO consolidated					Variation
In MILLION $	II 14	III 14	IV 14	I 15	II 15	Quarterly	Annualy

CER adjustable ASSETS
Guaranteed loans	369.6	381.0	391.1	400.3	417.6	4%	13%
Private sector loans	3.9	3.3	2.8	2.2	1.7	-23%	-56%
Other loans	0.2	0.2	0.2	0.3	0.1	-67%	-50%
Loans	373.7	384.5	394.1	402.8	419.4	4%	12%
Other receivables	1.8	1.3	1.0	0.8	0.4	-50%	-78%
Total CER adjustable assets	375.5	385.8	395.1	403.6	419.8	4%	12%

CER adjustable LIABILITIES
Deposits	0.3	0.3	0.0	0.3	0.3	0%	0%
Other liabilities from financial intermediation	43.2	42.0	40.3	38.3	36.3	-5%	-16%
Total CER adjustable liabilities	43.5	42.3	40.3	38.6	36.6	-5%	-16%

NET CER EXPOSURE	332.0	343.5	354.8	365.0	383.2	5%	15%

FOREIGN CURRENCY POSITION	MACRO consolidated					Variation
In MILLION $	II 14	III 14	IV 14	I 15	II 15	Quarterly	Annualy

Cash	5,264.7	5,817.3	5,804.4	5,201.4	4,124.7	-21%	-22%
Government and private securities	1,828.0	1,486.9	1,454.5	2,316.7	3,173.5	37%	74%
Loans	2,428.7	2,048.8	1,939.3	2,002.4	3,035.7	52%	25%
Other receivables from financial intermediation	552.5	690.2	449.2	659.7	628.3	-5%	14%
Other assets	93.3	85.7	89.5	103.9	94.0	-10%	1%
Total Assets	10,167.2	10,128.9	9,736.9	10,284.1	11,056.2	8%	9%
Deposits	4,863.9	4,858.2	4,652.3	4,672.1	5,169.6	11%	6%
Other liabilities from financial intermediation	1,437.1	1,043.8	718.7	879.3	968.5	10%	-33%
Non-subordinated corporate bonds	895.7	913.1	942.1	951.7	1,000.8	5%	12%
Subordinated corporate bonds	1,223.9	1,304.7	1,287.3	1,359.9	1,367.4	1%	12%
Other liabilities	10.5	5.8	5.5	2.7	0.9	-67%	-91%
Total Liabilities	8,431.1	8,125.6	7,605.9	7,865.7	8,507.2	8%	1%

NET FX POSITION	1,736.1	2,003.3	2,131.0	2,418.4	2,549.0	5%	47%

12

2Q15 Earnings Release

Relevant and Recent Events

•	As of June 2015, Banco Macro satisfactorily extended loans regarding the productive investment program (LIP) assigned for small & mid-sized companies (MiPyMES) required by BCRA Communication “A” 5681 and modifications.

•	In June 2015, the Bank paid semi-annual interest on Class 1 Notes in an amount of USD7.3 million.

•	In August 2015, the Bank paid semi-annual interest on Class 2 Notes in an amount of USD4.5 million.

•	In July 2015, and as of July 27th 2015, the Central Bank (BCRA), through Communication “A” 5781, decided to increase minimum interest rates for time deposits up to Ps.1 million. Institutional deposits were also included into this regulation.

•	On July 2nd 2015, according to Communication “A” 5771 of BCRA, new features for the seventh productive investment program (LIP) were released for the second semester of 2015.

13

2Q15 Earnings Release

QUARTERLY BALANCE SHEET	MACRO consolidated					Variation
In MILLION $	II 14	III 14	IV 14	I 15	II 15	Quarterly	Annualy
ASSETS	72,858.7	72,730.3	74,995.6	81,641.8	88,012.8	8%	21%
Cash	9,993.0	12,175.9	15,434.2	11,808.7	11,232.9	-5%	12%
Government and Private Securities	14,842.0	13,436.0	10,312.5	14,745.5	18,336.7	24%	24%
-LEBAC/NOBAC	11,225.6	9,421.0	5,729.9	9,878.1	12,989.5	31%	16%
-Other	3,616.4	4,015.0	4,582.6	4,867.4	5,347.2	10%	48%
Loans	39,916.8	41,586.7	43,740.3	47,704.6	51,199.9	7%	28%
to the non-financial government sector	672.5	639.5	604.4	570.3	525.8	-8%	-22%
to the financial sector	804.3	401.7	213.9	483.4	683.1	41%	-15%
to the non-financial private sector and foreign residents	39,553.6	41,659.4	44,108.1	47,909.6	51,346.3	7%	30%
-Overdrafts	4,692.4	5,152.0	3,385.6	5,670.1	4,458.4	-21%	-5%
-Documents	4,061.4	4,144.3	4,627.4	4,633.9	5,251.6	13%	29%
-Mortgage loans	2,319.5	2,361.4	2,466.1	2,401.3	2,639.6	10%	14%
-Pledge loans	1,513.3	1,688.3	1,857.1	1,924.2	2,230.1	16%	47%
-Personal loans	14,051.5	15,040.5	16,120.9	17,243.9	18,890.4	10%	34%
-Credit cards	7,298.7	7,447.4	9,189.5	9,702.8	10,423.8	7%	43%
-Other	5,035.0	5,235.0	5,835.2	5,637.3	6,755.7	20%	34%
-Accrued interest, adjustments, price differences receivables and unearned discount	581.8	590.5	626.3	696.1	696.7	0%	20%
Allowances	-1,113.6	-1,113.9	-1,186.1	-1,258.7	-1,355.3	8%	22%
Other receivables from financial intermediation	5,502.0	2,659.0	2,349.1	3,990.5	3,445.3	-14%	-37%
Receivables from financial leases	376.5	361.5	384.4	393.0	416.9	6%	11%
Investments in other companies	13.6	11.1	11.2	11.3	11.1	-2%	-18%
Other receivables	513.5	545.8	605.4	639.4	748.6	17%	46%
Other assets	1,701.4	1,954.3	2,158.5	2,348.8	2,621.4	12%	54%
LIABILITIES	62,927.5	61,813.5	63,503.8	69,035.7	75,208.3	9%	20%
Deposits	51,278.3	53,151.5	54,716.6	58,397.9	64,575.1	11%	26%
From the non-financial government sector	9,203.6	10,178.9	8,570.1	8,712.0	9,224.0	6%	0%
From the financial sector	27.6	29.2	38.7	30.1	28.9	-4%	5%
From the non-financial private sector and foreign residents	42,047.1	42,943.4	46,107.8	49,655.8	55,322.2	11%	32%
-Checking accounts	10,003.8	10,419.5	11,896.3	12,047.9	12,831.0	6%	28%
-Savings accounts	9,467.0	9,262.1	11,013.9	10,691.8	13,157.8	23%	39%
-Time deposits	20,933.1	21,574.6	21,510.8	24,610.8	27,228.3	11%	30%
-Other	1,643.2	1,687.2	1,686.8	2,305.3	2,105.1	-9%	28%
Other liabilities from financial intermediation	8,306.5	5,350.4	5,356.7	6,660.2	6,768.9	2%	-19%
Subordinated corporate bonds	1,223.9	1,304.7	1,287.3	1,359.9	1,367.4	1%	12%
Other liabilities	2,118.9	2,006.9	2,143.2	2,617.7	2,496.9	-5%	18%
SHAREHOLDERS' EQUITY	9,931.2	10,916.8	11,491.8	12,606.1	12,804.5	2%	29%

LIABILITIES + SHAREHOLDERS' EQUITY	72,858.7	72,730.3	74,995.6	81,641.8	88,012.8	8%	21%

14

2Q15 Earnings Release

QUARTERLY INCOME STATEMENT	MACRO consolidated					Variation
In MILLION $	II 14	III 14	IV 14	I 15	II 15	Quarterly	Annualy
Financial income	3,470.7	3,752.8	3,542.8	4,568.4	4,178.9	-9%	20%
Interest on cash and due from banks	0.0	0.0	0.0	0.0	0.1	0%	0%
Interest on loans to the financial sector	28.5	10.0	12.6	20.0	22.2	11%	-22%
Interest on overdrafts	352.2	340.9	293.4	350.2	309.3	-12%	-12%
Interest on documents	244.0	216.2	252.2	248.9	259.8	4%	6%
Interest on mortgage loans	123.5	120.3	123.6	120.6	124.3	3%	1%
Interest on pledge loans	64.5	67.8	79.8	83.6	94.7	13%	47%
Interest on credit card loans	466.3	497.4	558.3	603.4	667.7	11%	43%
Interest on financial leases	19.7	18.6	17.7	18.8	19.3	3%	-2%
Interest on other loans	1,493.4	1,567.1	1,743.2	1,880.9	2,052.5	9%	37%
Income from government & private securities, net	567.2	761.1	374.9	1,105.4	483.4	-56%	-15%
Interest on other receivables from fin. intermediation	0.7	0.5	1.4	1.3	1.1	-15%	57%
Income from Guaranteed Loans - Decree 1387/01	6.3	6.7	6.9	7.1	5.1	-28%	-19%
CER adjustment	19.6	11.6	10.2	9.3	1.2	-87%	-94%
CVS adjustment	0.1	0.1	0.2	0.0	0.1	0%	0%
Difference in quoted prices of gold and foreign currency	35.1	82.0	31.6	77.7	85.1	10%	142%
Other	49.6	52.5	36.8	41.2	53.0	29%	7%
Financial expense	-1,748.5	-1,631.0	-1,750.1	-1,873.7	-2,061.8	10%	18%
Interest on checking accounts	-0.2	-0.2	0.0	0.0	0.0	0%	-100%
Interest on saving accounts	-12.1	-12.5	-13.6	-14.1	-15.5	10%	28%
Interest on time deposits	-1,421.5	-1,280.3	-1,315.0	-1,391.4	-1,568.1	13%	10%
Interest on interfinancing received loans	0.0	-0.3	-0.9	-3.1	-1.4	-55%	0%
Interest on subordinated bonds	-29.1	-30.6	-31.5	-31.9	-32.5	2%	12%
Other Interest	-0.8	-0.8	-0.7	-0.7	-0.7	0%	-13%
Interests on other liabilities from fin. intermediation	-23.3	-24.1	-22.2	-22.4	-23.1	3%	-1%
CER adjustment	-2.8	-1.7	-1.5	-1.2	-1.4	17%	-50%
Contribution to Deposit Guarantee Fund	-20.2	-21.6	-90.2	-93.0	-100.2	8%	396%
Other	-238.5	-258.9	-274.5	-315.9	-318.9	1%	34%
Net financial income	1,722.2	2,121.8	1,792.7	2,694.7	2,117.1	-21%	23%
Provision for loan losses	-167.7	-151.5	-214.4	-201.7	-217.3	8%	30%

Fee income	1,113.2	1,239.5	1,283.9	1,308.6	1,457.9	11%	31%
Fee expense	-285.2	-311.9	-353.7	-339.7	-384.2	13%	35%
Net fee income	828.0	927.6	930.2	968.9	1,073.7	11%	30%

Administrative expenses	-1,314.2	-1,396.6	-1,565.5	-1,586.8	-1,739.3	10%	32%
Minority interest in subsidiaries	-5.3	-5.9	-5.5	-7.7	-8.8	14%	66%
Net other income	59.2	54.9	-47.0	-81.5	65.0	-180%	10%
Earnings before income tax	1,122.1	1,550.3	890.6	1,785.9	1,290.4	-28%	15%
Income tax	-389.4	-564.8	-315.6	-671.7	-467.7	-30%	20%

Net income	732.7	985.5	575.0	1,114.2	822.7	-26%	12%

15

2Q15 Earnings Release

QUARTER ANNUALIZED RATIOS	MACRO consolidated
	II 14	III 14	IV 14	I 15	II 15
Profitability & performance
Net interest margin (1)	14.7%	16.7%	15.0%	20.8%	14.8%
Net interest margin adjusted (2)	13.3%	14.7%	15.5%	15.9%	15.3%
Net fee income ratio	32.5%	30.4%	34.2%	26.4%	33.7%
Efficiency ratio	51.5%	45.8%	57.5%	43.3%	54.5%
Net fee income as a percentage of adm expenses	63.0%	66.4%	59.4%	61.1%	61.7%
Return on average assets	4.3%	5.6%	3.1%	5.9%	4.0%
Return on average equity	28.8%	37.0%	20.1%	36.6%	25.8%
Liquidity
Loans as a percentage of total deposits	80.0%	80.3%	82.1%	83.8%	81.4%
Liquid assets as a percentage of total deposits	44.3%	43.0%	40.6%	39.5%	40.2%
Capital
Total equity as a percentage of total assets	13.6%	15.0%	15.3%	15.4%	14.5%
Regulatory capital as a percentage of risk weighted assets	23.2%	24.7%	24.0%	23.6%	22.4%
Asset Quality
Allowances over total loans	2.7%	2.6%	2.6%	2.6%	2.6%
Non-performing financing as a percentage of total financing	2.0%	1.9%	1.9%	1.9%	1.9%
Allowances as a percentage of non-performing financing	133.1%	138.7%	135.3%	131.9%	131.2%

(1) Net interest margin excluding difference in quote in foreign currency

(2) Net interest margin (excluding difference in quote in foreign currency) except income from government securities and guaranteed loans

ACCUMULATED ANNUALIZED RATIOS	MACRO consolidated
	II 14	III 14	IV 14	I 15	II 15
Profitability & performance
Net interest margin (1)	15.2%	15.7%	15.7%	20.8%	17.6%
Net interest margin adjusted (2)	14.2%	14.3%	14.7%	15.9%	15.6%
Net fee income ratio	27.4%	28.5%	29.8%	26.4%	29.8%
Efficiency ratio	44.0%	44.6%	47.7%	43.3%	48.5%
Net fee income as a percentage of adm expenses	62.4%	63.8%	62.6%	61.1%	61.4%
Return on average assets	5.9%	5.8%	5.1%	5.9%	4.9%
Return on average equity	39.2%	38.4%	33.4%	36.6%	31.1%
Liquidity
Loans as a percentage of total deposits	80.0%	80.3%	82.1%	83.8%	81.4%
Liquid assets as a percentage of total deposits	44.3%	43.0%	40.6%	39.5%	40.2%
Capital
Total equity as a percentage of total assets	13.6%	15.0%	15.3%	15.4%	14.5%
Regulatory capital as a percentage of risk weighted assets	23.2%	24.7%	24.0%	23.6%	22.4%
Asset Quality
Allowances over total loans	2.7%	2.6%	2.6%	2.6%	2.6%
Non-performing financing as a percentage of total financing	2.0%	1.9%	1.9%	1.9%	1.9%
Allowances as a percentage of non-performing financing	133.1%	138.7%	135.3%	131.9%	131.2%

(1) Net interest margin excluding difference in quote in foreign currency

(2) Net interest margin (excluding difference in quote in foreign currency) except income from government securities and guaranteed loans

16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 10, 2015

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director